06009257

AB 6/29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) North Carolina (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Roberts (828)883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GablerMolis & Company, PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) North Carolina (State) 28801 (Zip Code)

PROCESSED
JUL 20 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

My Comm. Exps: 9-21-10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GablerMolis & COMPANY, PA
Certified Public Accountants

190 S. Caldwell Street
P.O. Box 1094
Brevard, NC 28712
tel. 828.883.2920
fax 828.883.4692

To the Management and Members
Carolina Financial Securities, LLC
223 West Main Street
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2005 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The following is a reportable condition we noted.

SEGREGATION OF DUTIES

Although improvement in segregation of duties has occurred over the last few years, Management should continually keep in mind that there are inherent limitations on the effectiveness of internal accounting controls due to the small size of the organization's accounting staff, which it is technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances. The purpose behind the need for checks and balances is to reduce the possibility for errors arising from such causes as misunderstanding of instructions, mistakes in judgment and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

*****

A material weakness is a reportable condition in the design or operation of one or more of the internal control elements that does not sufficiently minimize the possibility that, in the normal course of performing their assigned functions, employees may not detect errors or irregularities in amounts that would be material to the financial statements being audited.

Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. The

condition reported above, regarding segregation of duties, is not considered to be a material weakness.

The conditions and recommendations described below are not considered by us to be reportable conditions but are presented for your consideration to enhance existing control policies and procedures or assist management in day-to-day operations.

CASH DISBURSEMENTS

During our review of cash disbursements, we noted that in some cases, invoices or other supporting documentation were not properly reviewed and approved prior to payment. This was not a regular occurrence, however we feel that all invoices should be reviewed and approve by an authorized member of Management prior to any disbursement being made. This would help reduce any potential for improper disbursements and possibility for fraudulent vendor set-up or payment.

REVIEW AND APPROVAL OF JOURNAL ENTRIES

During our audit, we noted that non-standard journal entries are not being reviewed and approved prior to recording in the general ledger. Although we realize that Management contracts with an outside bookkeeper to review the books and records on a monthly basis, we feel that review and approval of non-standard entries should be performed prior to the original recording. This should reduce the amount of time required for the month-end review and reduce the number of corrections needed. More importantly, this should allow management the ability to review financial results at any point during the month without questioning the accuracy of the numbers.

*****

Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, no material inadequacies were noted with respect to the policies and procedures of Carolina Financial Securities, LLC as of December 31, 2005.

We wish to take this opportunity to express our appreciation for the assistance and cooperation given our representatives during our audit. Should you have any questions concerning the matters presented herein, we would be pleased to discuss them with you further at your convenience.

Sincerely,

GablerMolis & Company, PA
January 26, 2006